

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3030

February 19, 2009

<u>Via Facsimile and U.S. Mail</u>

Don R. Madison
Chief Financial and Administrative Officer
Powell Industries, Inc.
8550 Mosley Drive
Houston, Texas 77075-1180

> **Re: Powell Industries, Inc.
> Form 10-K for the fiscal year ended September 30, 2008
> Schedule 14A Proxy Statement filed January 15, 2009
> File No. 1-12488**

Dear Mr. Madison:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended September 30, 2008

Facing Page

1.   Please explain why the facing page of the 10-K indicates that you do not have a class of securities registered under Section 12(b) of the Securities Exchange Act of 1934 and that your common stock is registered under Section12(g) of the Securities Exchange Act of 1934.

Item 1. Business, Page 4

2.   The description of your products and services under the headings "Electrical Power Products" on page 5 and "Process Control Systems" on page 7 is vague and unclear. In future filings, please provide a clear expanded description of the products you manufacture and the services you provide.

3.   Your risk factor disclosure on page 7 indicates that you had revenues with one or more customers that individually accounted for more than 10% of your segment revenues. Tell us whether you are substantially dependent on any customer relationships and whether any relationships accounted for 10% or more of your 2008 revenues. If so, please advise if you considered including in your Form 10-K a description of your contractual agreements with these customers and filing your agreements with them as exhibits. See Item 601(b)(10)(ii)(B) of Regulation S-K.

Competition, page 6

4.   We note the description of your competitors does not disclose the number of competitors. In future filings, please provide the disclosure required by Item 101(c)(x) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

Results of Operations, page 16

5.   We note your disclosure here that certain changes in gross profit are attributable to changes in volume and pricing. Please revise future filings to quantify the effects of pricing and volume changes on your results of operations. Refer to Item 303(A)(3)(iii) of Regulation S-K.

6.   We note your disclosure within your discussion of your Electrical Power Products segment that "excluding the direct impact of the Power/Vac® product line,

business segment gross profit would have been approximately 21.2%." This appears to represent a non-GAAP measure, but we do not see where you have included all of the disclosures required by Item 10(e) of Regulation S-K. In this regard, in light of the fact that the Power/Vac® product line was acquired in August 2006 and therefore has been included in your results of operations for all of fiscal year 2007 and fiscal year 2008, it is not clear why presentation of this non-GAAP financial measure is helpful to investors. Please revise future filings to include the required disclosures or otherwise revise to remove the non-GAAP financial measure.

7. We note your disclosure here that your cost of sales and gross profit were negatively impacted by approximately $1.4 million relating to a 2006 charge. Please provide us with additional details regarding this charge, including the nature of the charge and when you recorded the charge. To the extent that this charge related to a prior period, tell us the period that it related to and discuss how you considered the guidance in SAB Topic 1:M.

8. We note your disclosure on page 17 that you recorded $1.9 million of revenue related to the favorable settlement of a claim for extra work on a projected substantially completed in the prior years. However, we also note your disclosure on page 13 that the court ruling is currently under appeal and that you have not collected the $1.9 million. Tell us how why you concluded recognition of the gain contingency was appropriate in fiscal year 2008. Refer to paragraph 17 of SFAS 5.

Item 8. Financial Statements and Supplementary Data, page 27

Note H. Long-Term Debt, page 50

9. We note your disclosure on page 51 regarding the financial covenants contained in your debt agreements. Please revise future filings to clearly state, if true, that you were in compliance with the most restrictive covenants.

Note I. Income Taxes, page 53

10. Please revise future filings to include disclosure of the components of income (loss) before income tax expense (benefit) as either domestic or foreign as required by Rule 4-08(h)(1)(i) of Regulation S-X.

Item 13. Certain Relationships and Related Transactions and Director Independence,
page 61

11.   We refer to your statement that the disclosure in response to this item is contained
        in your Schedule 14A proxy statement. We do not see such information in the
        proxy statement. We further note that both Item 12 and Item 14 refer to captions
        which are not contained in the proxy statements. Please explain the missing
        information and in future filings please ensure that when you incorporate by
        reference, the information incorporated is clearly identified. Refer to Rule 12b-
        23(b) of the Exchange Act.

Item 15. Exhibits and Financial Statement Schedules, page 61

12.   Exhibit 10.11, as incorporated by reference, appears to be only an amendment to
        the Loan Agreement dated October 21, 2001 and not the entire agreement. In
        future filings, please ensure that exhibits are accurately described in your filings
        and that your exhibit index references entire agreements and not only the most
        recent amendment.

13.   Exhibit 10.12 references Exhibit 10.11 to the Annual Report on Form 10-K for
        the fiscal year ended October 31, 2004. Exhibit 10.11 does not appear to be a
        complete agreement. Please file the complete agreement or explain your reasons
        for not doing so.

14.   We note you have not included file numbers in respect of certain exhibits
        incorporated by reference. In future filings please include file numbers as
        required by Item 10(d) of Regulation S-K.

Schedule 14A Proxy Statement filed January 15, 2009

Director Compensation, page 7

15.   With respect to the stock awards in column (c), it is not clear why the
        corresponding footnote omits the reference to the grant date fair value of each
        award computed in accordance with SFAS 123R. In addition, please disclose the
        aggregate number of stock awards outstanding at fiscal year end. See the
        Instruction to Item 402(k)(2)(iii) and (iv) and the Instruction to Item 402(k) of
        Regulation S-K.

Executive Compensation, page 13

16.   We note that you engaged Watson-Wyatt to provide a competitive study
        regarding your executive compensation. Given that you took the study into

account in determining salaries and bonuses in 2007 and 2008, please disclose the related industry companies identified in the study and provide a concise explanation of your benchmarking methodologies and how implementation of these practices resulted in actual compensation awarded in 2008.

17.   We note minimal, if any, discussion and analysis as to how the equity awards which were made on October 1, 2007 were determined. Please include substantive analysis and insight into how your Compensation Committee made its equity award determinations with respect to each named executive officer. Refer to subparagraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. Please discuss and analyze how the Compensation Committee determined the actual number of shares underlying the equity awards that were awarded to your named executive officers and describe why the Compensation Committee believed those amounts were appropriate in light of the factors it considered in determining the awards.

18.   Please clearly identify all specific items of corporate and individual performance that are taken into account in setting compensation policies and making compensation decisions. Disclose all previously established goals and discuss how the compensation awarded reflects those goals. Provide similar disclosure for the other executive officers. To the extent you believe that disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

19.   We refer to your disclosure on page 18 of the proxy statement that the compensation committee may exercise discretion regarding performance awards. Please expand your discussion of discretion to identify any particular exercises of discretion and whether such discretion applied to one or more named executive officers. Discuss the factors the Compensation Committee considered in determining to exercise this authority.

20.   We note the disclosure of share based compensation in the Grants of Plan Based Awards table on page 21 of your proxy statement. Please explain your reasoning

for not including such share based compensation in the Summary Compensation Table on page 20.

21.   We note that you disclose on page 14 of your proxy statement that you set threshold, target and maximum amounts for your short term incentive plan, yet you have not shown these amounts in the Grants of Plan Based Awards table on page 21. Given that you appear to have made awards under this plan, please explain why you have not included these amounts in the table.

22.   We refer to your disclosure regarding payments upon termination or change of control on pages 16, 17 and 25 of your proxy statement which you have incorporated by reference into your annual report on Form 10-K. Please provide clear complete descriptions of how awards are made in the event of retirement, resignation, termination or a change of control with respect to each benefit identified. For example, we note references to acceleration of vesting under your short term plan. Given that your short term plan is a cash plan explain what you mean by acceleration of vesting. Clearly describe how payments under the cash incentive plan may be accelerated and how they are determined. Explain what you mean by the phrase maximum payout factor when referencing your short term cash incentive plan. You also reference the Company's executive severance plan. Please describe the material features of this plan. Describe the estimated payments under this plan.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

• The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or Jay Ingram, Special Counsel at (202) 551-3397 if you have questions on other comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief